大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A04/atl

29 January 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03003988

03 FEB 24 AM 7:21

SUPPL

UOB RADANASIN BANK'S UNAUDITED RESULTS FOR THE YEAR 2002

Dear Sir

We enclose a copy of our New Release dated 29 January 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dw 3/3

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UOB Radanasin Bank's Unaudited Results For The Year 2002

Singapore, 29 January 2003 - UOB Radanasin Bank recently filed its unaudited results for the year 2002 with the Stock Exchange of Thailand (SET) in which the Bank reported a net loss of B194 million, a B475 million improvement from the year before. The year-on-year improvement was a result of significantly higher income from a 24% increase in customer loans (to B26 billion) and higher fee based income.

Barring unforeseen events, and assuming reasonable economic growth in the Thai economy, the Bank should continue to make good progress in its franchise growth and be able to record a profit in 2003, the first time since United Overseas Bank took over the Bank.

At this point in time, the Bank has no plans to seek re-trading of its shares on the SET. However, given favourable conditions and outlook, as well as the approval of the Board, the Bank would consider such an opportunity, the earliest of which is not expected to be before 2004.

For further information, please contact:

Geraldine Leong
Corporate Affairs, UOB
Tel: (65) 6539 3981
Email: Geraldine.LeongWL@UOBgroup.com